Mail Stop 3561

								November 22, 2005

Mr. Charles D. Newman, CEO
Sonoma College, Inc.
1304 South Pointe Blvd., Suite 280
Petaluma, CA 94954

      Re:	Sonoma College, Inc.
   Registration Statement on Form SB-2
      Amendment No. 6 filed November 2, 2005
   File No. 333-120671

Dear Mr. Newman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the EDGAR marked copy.

General

1. We continue to believe that the public registration statement may have constituted general solicitation in offering the securities in the private placements to the noteholder in March 2005, CEOCast, Inc.
in May 2005, Wisse Enterprises LLC in July 2005 and TLC, LLC in October 2005. Consideration must be given to what disclosure and other changes need to be made to the registration statement to reflect the possible Section 5 violations. Please add disclosure regarding the company`s possible Section 5 violations under the Securities Act of 1933 in the appropriate sections of the prospectus such as the risk factor section and the "Recent Sales of Unregistered
Securities" section. In the risk factor, discuss the ramifications of the right of rescission such as the right to receive the amount paid for the security plus interest and include the total amount of the potential liability. Also revise the MD&A section to discuss the impact that the right of rescission could have upon the company`s liquidity. Additionally, to the extent appropriate for each transaction consideration must be given to reclassifying these issuances outside of stockholders` equity and in to the mezzanine of your financial statements. We may have further comment.

2. We note your consulting agreement between the company and CEO
Cast. Please revise to briefly describe the consulting agreement, in an appropriate section of the prospectus, or advise us why the disclosure is not material.

Risk Factors

3. The risk factors need to be set forth in the order of materiality.
Please revise accordingly. In this regard, you must more prominently disclose that the company`s the need for additional financing and the lack of a trading market for the common stock.

4. We note the company`s reduction in employees and faculty.
Revise
to address the risks to the company from the reductions in employees and faculty or advise us why such a risk factor is not necessary.
We
may have further comment.

Selling Security Holders, page 14

5. We note that Cohen and Czarnik LLP own 104,167 shares and are registering 52,084 shares for resale. Supplementally advise us when
Cohen and Czarnik LLP received the noted shares and briefly describe the transactions in which they were issued. We may have further comment.

Faculty, page 40

6. Please update this section.






Management`s Discussion and Analysis of Financial Condition on
Plan
of Operation, page 42

7. We note your response to our previous comment nine and we reissue the comment. Please revise to address the company`s reduction in employees from 73 employees to 44 employees and the reduction in full-time faculty from 8 to 5 members with a reduction in part-time faculty from 36 to 27 members.

8. We note your statement that "management believes that we will have
adequate working capital resources through June 30, 2006, as noted
above, we may require additional funds ...."  We also note your statement, in the risk factors section, that "based on our current plans, we believe our existing cash and cash equivalents along with cash generated from operations will be sufficient to fund our operating expenses and capital requirements through March 31, 2006
....."  Please revise to reconcile your statements regarding how long
you can satisfy your capital requirements.

Options/SARS Grants in the Last Fiscal Year, page 57

9. We reissue our previous comment 11. We note your statement that no options were granted to the named executive officers in the fiscal year ended June 30, 2005 but the prior sentence indicates that options were granted in April 2005. Please revise as appropriate.

Consolidated Financial Statements

Consolidated Balance Sheets, F-4

10. We note your recent issuances of an option, common stock and warrants (issued for cash, services and in conjunction with financing) may be in violation of Section 5 under the Securities Act of 1933. Accordingly, it appears that these financial instruments are redeemable at the option of the holder. Please tell us why these financial instruments are not presented separately from stockholders` equity. Refer to ASR 268 and Section I.A. of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, available on our website. Also, please make appropriate disclosure in MD&A and the footnotes to discuss the matter.

Other

11. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.


Part II

Recent Sales of Unregistered Securities

12. We reissue in part our previous comment 13. We note the transactions in April 2005 in which the company granted options to 30 persons to purchase 2,570,000 shares of common stock. Please describe which exemption, either Section 4(2) or Rule 701 that the company relied upon for each transaction. Also describe the facts relied upon to make the Rule 701 exemption available. Please describe the 30 persons that received the options. See Item 701 of
Regulation S-B.

13. We note your response letter dated November 7, 2005. Provide us with a copy of the agreement between Sonoma College and Mr. Landin concerning the issuance of the 156,250 shares. We may have further comment.

14. We note your response to comment 12 and the changes made in the
"Recent Sales of Unregistered Securities" section. For each of the private placement offerings you must indicate all the facts supporting the availability of the exemption from registration contained in Section 4(2) of the Securities Act of 1933. We may have additional comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Brian Bhandari at (202) 551-3390 or Terence O`Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Stephen J. Czarnik
	Fax (212) 937-3870
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Mr. Charles D. Newman, CEO
Sonoma College, Inc.
November 22, 2005
Page 1